James S. Allen

CHIEF FINANCIAL OFFICER

March 12, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant

Brian McAllister
John Archfield

Re:                Molycorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 9, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 10, 2011

Items 8.01 and 9.01 Form 8-K filed August 5, 2011

Response Letter dated January 20, 2012

File No. 001-34827

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 10, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “2011 3rd Quarter 10-Q”) and Items 8.01 and 9.01 for Current Report on Form 8-K filed August 5, 2011.

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Statement of Stockholder’s Equity, page 68

1.                                       Comment:  We note in your response to comment three of our letter dated December 28, 2011 that the 1.01556 conversion rate of Class A Common Stock was based upon the price of the common stock in the IPO, completed on August 3, 2010, and has been retroactively reflected in the historical financial statements for all periods

MOLYCORP, INC.	www.MOLYCORP.com
5619 Denver Tech Center Pkwy., Suite 1000	303-843-8040 PHONE
Greenwood Village, CO 80111	303-843-8082 FAX

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

presented as the Company accounted for the conversion as a stock split. Please advise us of the following:

a.              Further explain to us what the 1.01556 conversion rate represents and tell us how it was determined;

b.              Tell us why you do not include disclosure of the conversion rate and its effect on historical shares in Note 1 to your June 30, 2010 and September 30, 2010 Forms 10-Q and your December 31, 2010 Form 10-K;

c.               Tell us why the 44,998,185 outstanding shares at December 31, 2009 were first disclosed in your September 30, 2010 Form 10-Q, and not in your June 30, 2010 Form 10-Q filed on September 7, 2010. In this regard, your IPO was completed on August 3, 2010 and it is unclear to us why you did not retroactively reflect the effects of the conversion rate in your June 30, 2010 Form 10-Q that was filed after that date.

Response:

The conversion rates applicable to the conversion of the Class A Common Stock and the Class B Common Stock into common stock were based on the price of the common stock in the Company’s initial public offering of common stock (“IPO”) (i.e., the implied value of the Company at that date).  Specifically, the holders of the Class B Common Stock were entitled to a variable percentage of the total shares of common stock outstanding after conversion of the Class A Common Stock and Class B Common Stock into common stock immediately prior to the IPO.  The percentage applicable to the holders of Class B Common Stock was dependent on the percentage applicable to the holders of Class A Common Stock, which was based upon the implied return on capital invested prior to the IPO by the holders of the Class A Common Stock, as measured using the price of the common stock in the IPO.  The holders of the Class B Common Stock received the remaining shares of common stock (before considering the additional shares issued in the IPO) after the holders of Class A Common Stock were allocated their percentage.

Note 1 to the consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2010 (“2010 2nd Quarter 10-Q”) and September 30, 2010 (“2010 3rd Quarter 10-Q”) and the 2010 Form 10-K provides a summary of the Company’s formation and its organizational and capital changes, including disclosure of the conversion of the Company’s Class A Common Stock and Class B Common Stock into common stock immediately prior to consummation of the IPO.  Note 1 in the Company’s 2010 3rd Quarter 10-Q and 2010 Form 10-K also discloses that the conversion ratios for the Class A Common Stock and the Class B Common Stock were retroactively reflected in the historical financial information for all periods presented.  Such disclosure was not included in the 2010 2nd Quarter 10-Q filed on September 7, 2010, as the conversion event had not yet occurred as of the reporting date.

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

Additional information related to the conversion of the Class A Common Stock and the Class B Common Stock into common stock is provided in Note 4(j) to the 2010 2nd Quarter 10-Q, Notes 4(l) and 6 of the 2010 3rd Quarter 10-Q and Notes 4(n) and 7 of the 2010 Form 10-K.  All disclosures of the number of shares of Class A Common Stock reflect the conversion rate in order to agree to the consolidated statements of stockholders’ equity and the shares used in calculating the Company’s loss per share of common stock.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements, page 7

(5) Acquisitions, page 21

2.                                       Comment:  We note in your response to comment seven of our letter dated December 28, 2011 that the discount applied to the April 1, 2011 closing stock price was based on the put price obtained using a Black-Scholes valuation model under the six month scenario. Please advise us of the following:

a.              Tell us the calculated fair value of your shares under the four-month scenario, and the risk-free interest rate and volatility that you used for both the four and six-month scenarios.

b.              Tell us if you had exchange traded options as of the April 1, 2011 acquisition date and, if so, tell us the put price and implied volatility of such options with four and six month durations and how they were considered in determining the fair value of the shares issued as consideration.

c.               Tell us if there were any available exemptions to the six month holding period under Rule 144 under which the holders would have been able to sell the shares within six months of acquiring them and, if so, tell us how those exemptions were considered in your application use of a Black-Scholes valuation model that contemplates no ability to sell the underlying shares.

Response:

The calculated fair value of the Company’s shares under the four-month scenario was $76.1 million.

The risk-free interest rate and volatility that the Company used for the four- and six-month scenarios were as follows:

•                  Four-month scenario:

•                  Risk-Free Interest Rate: 0.07%

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

•                  Volatility: 84.9%

•                  Six-month scenario:

•                  Risk-Free Interest Rate: 0.12%

•                  Volatility: 83.0%

The Company did not have any exchange traded options as of the April 1, 2011 acquisition date.

There were not any available exemptions to the six-month holding period under Rule 144 under which the holders would have been able to sell the share within six months of acquiring them.

3.                                       Comment:  We note in your response to comment seven of our letter dated December 28, 2011 that four months was the shortest possible period of the restriction before the shares could be sold, but only if Molycorp would be eligible to use Form S-3 to register the shares and qualify as a “well-known seasoned issuer so that any resale registration statement filed by Molycorp on Form S-3 would be automatically effective. We further note that you filed a Form S-3 on August 5, 2011, and that you filed your June 30, 2010 Form 10-Q on August 11, 2011. Given that you filed a Form S-3 approximately four months after the April 1, 2011 acquisition date and that this was prior to the date that you filed your Form 10-Q for the period that included the acquisition date, please explain to us why you used the six month scenario to determine the fair value of the shares issued to acquire 80% of Molycorp Sillamae instead of the four month scenario.

Response:

In early April 2011, the Company performed the significant subsidiary calculations as prescribed by Regulation S-X, Rule 3-05 to determine whether it was required to file AS Silmet financial statements pursuant to Item 9.01 (4) of Form 8-K or to include pro forma financial information in its quarterly report on Form 10-Q for the three months ended March 31, 2011. At the time the Company performed the calculations prescribed by Rule 3-05 (and Rule 1-02(w)), the Company utilized a six-month scenario based on (i) the fact that, at the time, there were not any available exemptions to the six-month holding period under Rule 144 such that the seller, AS Silmet Grupp, would have been able to sell its shares within six months of acquiring them and (ii) discussions with AS Silmet Grupp, including its investment intent with respect to such shares, which led management to determine that, more likely than not, AS Silmet Grupp would not dispose of its Molycorp shares immediately after the filing of any future registration statement.

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

4.                                       Comment:  We note in your response to comment eight of our letter dated December 28, 2011 that Molycorp Tolleson’s sales to Santoku under the agreement totaled $19.8 million from the acquisition date through September 30, 2011; and that such sales are at cost of feedstock plus a premium reasonably approximate the market value of such products sold by other producers. We further note on page 50 that Molycorp Tolleson’s external sales were approximately $24.7 million and its cost of goods sold were approximately $25.0 million for the nine months ended September 30, 2011. In addition, we note in your third quarter 2011 conference call transcript that Molycorp Tolleson is currently primarily producing alloys for Santoku Corporation under a contract that provides a small premium over the cost of raw materials; and in your second quarter 2011 conference call transcript that the contract with Santoku is based on essentially a pass through of the raw material costs plus a premium for processing it so you do expect there to be gross profit on the contract, albeit not significant. Please advise us of the following:

a.              Tell us why Molycorp Tolleson’s costs of goods sold exceed sales for the nine months ended September 30, 2011.

b.              Tell us the gross profit recorded on the $19.8 million of rare earth products sold to Santoku, and the gross profit recorded on the remaining Molycorp Tolleson sales for the nine months ended September 30, 2011.

c.               To the extent that there were significant differences in your profit margins for sales to Santoku and sales to other customers, explain to us why.

Response:

The primary reason that Molycorp Tolleson’s cost of goods sold for the nine months ended September 30, 2011 exceeds its sales is due to the provisions of the Rare Earth Products Purchase and Supply Agreement with Santoku Corporation (“Santoku”).  Per the terms of the agreement, the sales price per kilogram charged by Molycorp Tolleson is equal to the cost of feedstock plus the applicable product premium.  Unless the cost of feedstock is otherwise determined through good faith negotiations between the parties or it is based on the actual cost to Santoku if supplied by Santoku, the cost of feedstock is based on the average price in U.S. dollars per kilogram as quoted in the applicable pricing index (e.g., Asian Metals) for the three months immediately preceding the month of delivery.  Although the product premium is intended to be the key driver of gross margin recognized by Molycorp Tolleson, this provision also has an impact.  For example, in a period of escalating raw material costs, which occurred for several months following the acquisition date, Molycorp Tolleson may experience a slightly negative impact on its margins for sales to Santoku due to the contract terms that establish sales prices based on a three-month average.  That sales price corresponds to a cost of goods sold that is determined using the weighted average cost method, which may reflect the cost of raw materials acquired over a slightly different period (e.g., a shorter period

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

reflecting the higher raw material costs recently incurred).  Conversely, the impact on gross margin may be positive in a period of decreasing raw material costs as the weighted average cost of inventory may be lower as compared to the sales price charged to Santoku, which remains higher since it is based on the three month average of quoted prices.  This trend is apparent in Molycorp Tolleson’s results for the quarter ended December 31, 2011, in which there was a positive gross margin.

The gross profit (loss) recorded on sales to Santoku for the nine months ended September 30, 2011 was negative 3.8%, or approximately negative $0.8 million. This was offset by positive gross margin on sales of specialty alloys, scrap and small metals.  The total sales of these other products totaled $0.8 million and generated a positive gross margin of approximately $0.4 million.  These are generally lower volume sales of small metals and other products that have low cost, yet high sales value.  Sales of these items are not significant in total but they generate high gross margins, as they are often spot sales of custom products.  In addition, Tolleson sells samarium cobalt to certain customers in the United States, which is purchased from Chinese companies. The total sales were approximately $4.1 million and the gross profit recognized on these sales was approximately 2%, or approximately $0.1 million.

We note that we do not sell samarium alloys or neo alloys to any customers other than Santoku.  The sales of other manufactured products represent sales made to order, which generate high gross margin.  These sales are not significant.

Items 8.01 and 9.01 Form 8-K filed August 5, 2011

5.                                       Comment:  We note your response to comment ten of our letter dated December 28, 2011. It appears to us that you determined the misstatement was material to the second quarter of 2011 financial statements under either the rollover or iron curtain approach, after considering all relevant quantitative and qualitative factors. Please provide us with your analysis to support your conclusion that the misstatement was material to the second quarter of 2011 financial statements.

Response:

The Company’s response to prior comment number ten was not intended to imply a conclusion that the correction of the misstatement in the second quarter of 2011 financial statements would be material.  As noted in the Company’s memo dated May 24, 2011, Subject: SAB 99 Evaluation of the Impact of Overstatement of Ceric Hydrate WIP Inventory (“SAB 99 memo”), the correction of the prior-period misstatement was determined to be not material in relation to the Company’s 2011 budgeted income before tax. That was a conservative analysis since the 2011 budgeted results did not reflect the incremental financial results attributable to the Company’s two acquisitions completed in April 2011.  Additionally, although our analysis concentrated on annual results, the impact of recording the correction in the second quarter of

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

2011 would not have been material.  Specifically, the $3.0 million increase in Cost of Goods Sold to correct the misstatement in the second quarter of 2011 would have increased actual reported Cost of Goods Sold of $42.9 million and Income Before Income Taxes of $42.1 million by approximately 7%.

6.                                       Comment:  We note your SAB 99 analysis provided in response to comment ten of our letter dated December 28, 2011. Please advise us of the following:

a.              Please further explain to us why you revised the financial statements in your registration statement, while also concluding that the previously issued financial statements are not materially misstated. In this regard, we note your belief that it was important to provide potential investors with revised financial statements reflecting the adjustment required to correct the misstatement. It appears that your desire to provide revised financial statements to potential investors is a strong indicator that the impact of the adjustment is material.

b.              Expand your quantitative analysis to also include a discussion of the effects of the adjustment on loss per basic and diluted common share for the year ended December 31, 2010 and the three months ended March 31, 2011, and how this was considered in arriving at your materiality conclusion.

c.               Expand your quarterly trend analysis to provide a schedule showing all quarterly results since inception, along with a discussion of how these results and trends were considered in arriving at your materiality conclusion.

Response:

The decision to revise the financial statements was not based on a conclusion that the misstatement was material to the Company’s financial statements, but rather the desire address the matter on a timely basis under the circumstances.  The Company recognized that the financial statements for the year ended December 31, 2010 and the three-months ended March 31, 2011 would be included in a Form S-1 registration statement before filing its Form 10-Q for the quarter ended June 30, 2011, and concluded that it was most appropriate to correct those financial statements for the known misstatement.

For the year ended December 31, 2010, the revision increased the Company’s loss per share by $0.02 from $(0.79) per share to $(0.81) per share for both diluted and basic earnings per share.  For the quarter ended March 31, 2011, the revision resulted in a net loss per share of $(0.04) per share compared to the reported $(0.03) loss per share. The Company determined that the change in loss per share for the year ended December 31, 2010 would have no impact on investor expectations or decisions based on the impact in relation to the unadjusted loss per share (less than 3%) and there would be no change to any trends in the Company’s earnings or ratios.  Additionally, the $0.01 increase in per share loss for the quarter ended March 31, 2011 was not considered material as it does

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

not result in a change in the Company’s earnings trend and the adjusted loss per share remained below analyst expectations.  As noted in the SAB 99 memo, the Company has a heavy emphasis on the modernization and expansion of its rare earth processing facility in California.  Therefore, the key metrics investors are evaluating are believed to be the Company’s capital expenditures and the success in meeting specified construction deadlines.  Revenue and the related income generated from processing the stockpiled rare earth concentrates that were mined and milled prior to suspension of mining and milling operations in 2002 are believed to be less significant to investors in evaluating the Company and its ability to generate future profits.

The charts below outline the Company’s sales, income (loss) before income taxes and net income (loss) since inception. As evident from the chart below, Molycorp has experienced steady growth since its inception in 2008.  The only exception is the second quarter of 2010 during which the plant at Mountain Pass was shut down for approximately one month in preparation for the startup of the second pilot processing campaign.  During the second quarter of 2010, the Company also recognized $15.1 million of stock-based compensation related to the vesting of incentive shares, which also had a negative impact on the Company’s results of operations (increased loss before income taxes).  In the second quarter of 2011, the Company became profitable with pre-tax income increasing again for the third quarter ended September 30, 2011.  We have considered this trend when determining the materiality of this revision. As outlined in the chart below, the revision did not impact the trend at year-end or the first quarter.

7.                                       Comment:  We note your description of the circumstances that led to the misstatement in your SAB 99 analysis provided in response to comment ten of our letter dated December 28, 2011. Please advise us of the following:

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

a.              Tell us when and how the reduction in the REO content was first discovered by the operations department; and explain why the error was not detected prior to the second quarter of 2011;

b.              Tell us how often the material is assayed, and how often the REO percentage applied to the incoming WIP stockpiled inventory is updated;

c.               Tell us which department is responsible for adding inventory to the WIP account, and which department is responsible for taking inventory out of the WIP account and moving into finished goods; and

d.              Describe to us in sufficient detail any changes in your controls and procedures to prevent a similar error from occurring in the future, and tell us how you considered the requirements of Item 308(c) of Regulation S-K for any such changes.

Response:

This error was identified during a meeting between the operations team and the accounting team to review the Company’s April 2011 financial results.  The Company’s accounting team questioned whether the build up in the work in process (“WIP”) inventory was appropriate as there were significant costs being added to the work in process account.  In response, the operations team reviewed the formula used to determine the REO percentage, and, after further assessment, it was determined that the moisture percentage applied to work in process inventory was incorrect.  The error was not detected earlier as the level of WIP inventory was not as significant and, therefore, was not evaluated at the same level.  Specifically, due to its relative insignificance, the stockpiled ceric hydrate inventory was the only stockpiled inventory that was not surveyed and assayed as of December 31, 2010.

The material is assayed as soon as it leaves the WIP bunker and is bagged. The estimate applied to the stockpiled inventory is updated frequently if there are any changes in the actual measurements.  Under the Company’s new policy, however, the bunkers with ceric hydrate WIP inventory are emptied every quarter or more frequently to prevent any significant amount of inventory to build up.  Currently, at any given point in time, the Company does not have more than approximately one to three bags of ceric hydrate WIP inventory, which is insignificant.

The Company’s operations group is responsible for adding inventory to the bunker and communicating this information to the Corporate Accounting Manager who maintains the records.  The warehouse manager, who is also responsible for fulfilling sales orders, bags this inventory and updates the accounting system with lots that were bagged and assayed. The Corporate Accounting Manager takes the inventory out of WIP and updates finished goods once she receives all the data. At the end of each month, the Operations Manager is

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

responsible for making sure the amount remaining in the bunker agrees to what is being reported and confirms this back to the Corporate Accounting Manager.

As described above, the changes to the Company’s controls and procedures to prevent the occurrence of a similar error include emptying bunkers with ceric WIP inventory at least quarterly and monthly reconciliation efforts between the Operations Manager and the Corporate Accounting Manager.  Although these additional controls and procedures improved the Company’s internal control over financial reporting, they are not considered material changes as the Company had other controls that operated at a level of precision to prevent a material misstatement of the Company’s financial statements.  An internal review between the operations team and the accounting team identified the misstatement and the Company has other controls over inventory that prevent a material misstatement; periodic physical inventory counts and assays of all material inventories, “lower of cost or market” evaluations and review of detailed inventory listings by the Corporate Controller, among others.

8.                                       Comment:  We note that the revised audit report on your December 31, 2010 financial statements in Exhibit 99.1 to your August 5, 2011 Form 8-K is dual dated, although it does not include an explanatory paragraph on the revisions to the financial statements in Note 13. We further note that the audit report on your December 31, 2010 financial statements filed with your May 24, 2010 Form S-l and June 7, 2010 Form S-1/A1 is not dual dated, although your financial statements include the same revisions in Note 13. Please tell us why the audit report in your Forms S-l is not dual dated, pursuant to AU Section 530.05 and 711.12. Also tell us how your auditor considered providing an explanatory paragraph, pursuant to AU Section 420.12 and 508.16.

Response:

Our independent auditor has advised us that they do not believe that an explanatory paragraph was required in their audit opinion on the revised 2010 financial statements, as the revision arose due to us originally using an incorrectly estimated REO content, resulting in an incorrect valuation for our ceric hydrate inventory being recorded. Our ceric hydrate inventory valuation represents the costs incurred attributable to the REO content on hand.  The REO content is an estimate determined based upon the result of assays performed.  Adjusting the REO content is a change in estimate, and the misstatement arose due to the use of the incorrect REO content in the ceric hydrate inventory valuation.  Pursuant to AU Sections 420.12 and 508.16, this fact pattern would not require an explanatory paragraph in the auditors’ opinion on the revised financial statements.

Our independent auditor has advised us that they inadvertently did not dual date their audit opinion included in the Form S-1 and S-1/A dated May 24, 2011 and June 7, 2011, respectively.  They performed all the procedures required pursuant to AU 711 and provided us with a signed transmittal letter and consent authorizing the use of their audit

United States Securities and Exchange Commission

Division of Corporation Finance

March 12, 2012

opinion on the 2010 financial statements in the Form S-1.  In performing their keeping current procedures related to our Form 8-K filing on August 5, 2011, they noted that they had not appropriately dual dated their opinion for the revision of our 2010 financial statements and, accordingly, dual dated their opinion on the 2010 financial statements for inclusion in the filing on Form 8-K.  Prior to filing the Form 8-K, our independent auditor provided us with a signed transmittal letter authorizing the use of the dual dated opinion on the 2010 financial statements in the Form 8-K filing.

**********

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 303-843-8058.

Very truly yours,

/s/ James S. Allen
James S. Allen
Chief Financial Officer